Exhibit 99.1

HELIX BIOPHARMA CORP.
REPORT OF VOTING RESULTS

This report describes the matters voted on and the outcome of the votes at the Annual General and Special Meeting of Helix BioPharma Corp. held December 9, 2010 (the “Meeting”).

1.	Set number of directors for election at the Meeting

The number of directors for election at the Meeting was set at seven (7). (Approved by a show of hands, with 100% of the votes represented by proxy being in favour of the resolution.)

2.	Election of Directors

The following individuals were elected as directors:

Donald H. Segal
Kenneth A. Cawkell
Jack Kay
Gordon Lickrish
John Docherty
Kazimierz Roszkowski-Sliz
W.Thomas Hodgson

(Each approved by a show of hands, with 99.97% of the votes represented by proxy being in favour of the resolution.)

3.	Appointment of Auditor

KPMG LLP was appointed as auditor at a remuneration to be fixed by the directors. (Approved by a show of hands, with 99.97% of the votes represented by proxy being in favour of the resolution.)

4.	2010 Equity Compensation Plan

The 2010 Equity Compensation Plan described in the Company’ Information Circular dated November 10, 2010 was ratified and approved. (Approved by ballot, with 99.85% of the votes, excluding votes attached to all shares held by insiders of the Company, and their associates and affiliates, eligible to participate in the Plan, being in favour of the resolution, and with the remaining 0.15% of the votes being against the resolution.)

Dated December 9, 2010

HELIX BIOPHARMA CORP.

Per:	/s/ Photios (Frank) Michalargias
Photios (Frank) Michalargias
Chief Financial Officer